HIVE Digital Technologies Welcomes Craig Tavares as President and Chief Operating Officer of Buzz HPC to Lead Growth in HPC and GPU Cloud Services

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024

San Antonio, Texas--(Newsfile Corp. - February 18, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, is excited to announce the appointment of Craig Tavares as President and Chief Operating Officer of Buzz HPC, where he will lead the GPU Cloud and High-Performance Computing (HPC) data center business.

About Craig Tavares

With over 20 years of experience in digital infrastructure, Tavares brings a wealth of expertise and a reputation as an innovative leader in the data center, cloud, telecom and energy industries.

Tavares began his career by helping develop a metro fiber network and internet service provider, Toronto Hydro Telecom. He later joined Cogeco, where he held leadership roles in engineering, operations, product management, and technology strategy, managing a portfolio of 20 global data centers, public clouds, IP/MPLS networks, and HPC hosting services.

At Aptum, he launched a global cloud business and secured partnerships with Microsoft and Amazon Web Services. At Apple, Tavares led product and program strategy for third-party clouds and Apple's data centers. He co-founded Kingston Co-Gen, a portfolio of power plants, where he led M&A and corporate development, and he built one of North America's first HPC data centers directly connected to a power plant.

"We are delighted to welcome Craig Tavares to the Buzz HPC team," said Frank Holmes, Co-Founder and Executive Chairman of Buzz HPC, a HIVE Digital Technologies company. "With his unique skillset of leadership, entrepreneurialism, and ethics, alongside his explicit and tacit knowledge of digital infrastructure, cloud, and high-performance computing, he is a true champion of our vision to scale our HPC business to $100M in revenue."

Throughout his career, Mr. Tavares has contributed to the growth and success of several scale-up companies in energy, HPC, big data, and AI, providing strategic insights as both an executive and advisor.

"I'm thrilled to join Buzz to scale the HPC cloud and data center business, leveraging both new and existing high-quality assets to cater to the most demanding workloads," said Craig Tavares. "Buzz already provides one of the industry's highest-performance Sovereign AI GPU platforms powered by renewable energy, and we will expand it through vertically integrated infrastructure and a suite of differentiated HPC service offerings."

HIVE Digital Technologies is confident that his leadership will be instrumental in accelerating Buzz

HPC's growth and success in the rapidly evolving cloud and HPC data center markets.

Incentive Grants

Extensive research from Harvard Business School (HBS) underscores the value of non-linear rewards and variable long-term incentives in fostering a strong organizational culture, boosting morale, and enhancing employee retention. These incentives align employees' interests with the company's long-term success, promoting innovation, resilience, and a commitment to strategic initiatives essential for sustained growth and competitive advantage.

HIVE's management continues to demonstrate strength and resilience by expanding its Bitcoin and HPC footprints-all while maintaining one of the industry's lowest general and administrative (G&A) costs per Bitcoin mined and minimizing shareholder dilution. To recognize the HIVE team's efforts, we have granted Restricted Share Units (RSUs) that will remain non-tradable for another year, ensuring that management stays focused on sustainable and responsible growth.

As part of this initiative, HIVE is granting 1,090,000 RSUs to select employees, officers, directors, and eligible consultants, including Mr. Tavares. These RSUs were issued under the company's RSU plan and are subject to the TSX Venture Exchange's statutory one-year minimum vesting period.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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